Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

The following transcript is from an investor conference call on February 14, 2013.

AMERICAN AIRLINES

Moderator: Tom Horton

02-14-13/8:30 a.m. ET

Confirmation # 99288242

AMERICAN AIRLINES

Moderator:     Tom Horton

February 14, 2013

8:30 a.m. ET

Operator:

Good morning and welcome to the American Airlines and US Airways Merger conference call. Participating on the call this morning are Tom Horton, American Airlines Chairman, President, and CEO; Doug Parker, US Airways Chairman and CEO and members of both company leadership teams.

We will begin the call with some prepared remarks from Mr. Horton and Mr. Parker and we’ll then open the call for questions. At this point we do have all of your lines in a muted or listen-only mode. After the speakers remarks there will be a question-and-answer session. If you would like to ask a question at this time simply press star then the number one on your telephone keypad. To withdraw your question, press the pound key.

As a reminder today’s call is being recorded and a copy of the slide presentation is available on the following Web site, www.newamericanarriving.com and on the Investor Relations section of aa.com and usairways.com. An archive of this call will be available shortly after the call has concluded.

A discussion today may contain forward-looking statements that are not limited to historical facts that reflect current objective, beliefs and expectations regarding future events. Forward-looking statements may be identified by words such as may, will, expect, contend, anticipate, believe, estimate, plan, project, should, would, continue, speak, pardon, guidance, outlook, forecast and like words.

All forward-looking statements involve significant risks and uncertainties that could cause actual results and financial position and timing of certain events to differ materially. Examples of such risks and uncertainties include without limitation one, the failure of a proposed transaction to be implemented; two, the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; three, the ability to retain key employees; and four, other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally. For other examples of such risks and uncertainties, please see the Risk Factors set forth in each of the companies’ Form 10-K and other filings with the SEC.

At this time, I would like to introduce Mr. Tom Horton. Please go ahead sir.

Thomas Horton, CEO, American Airlines:

Thank you and Good morning everyone. Doug and I are delighted to introduce you to the ne American Airlines. This merger will build on the strong foundation that the American team has put in place for the past 14 months. A transformed fleet with hundreds of new planes on the way, a stronger network with much improved revenue performance, deepened partnerships with the best international airlines in one role, the premier global alliance, a stream of new products to enhance the traveler experience and the renewal of our iconic American brand.

All with the goal of putting our customers at the center of everything we do. There has been an immense amount of work and progress and the proof is in our performance. And in the enormous value we’ve created. All of that has brought us to this momentous day.

We’re excited to announce that our renewed American Airlines plans to join forces with US Airways to create a premier global carrier, a truly new American that can and will compete and win as a global industry leader. Simply put the new American will provide our customers with the most connected, most comfortable travel experience available bar none. And as we deliver a leading network product in customer experience our investors, our partners, our people, and our communities will reap the rewards. When we look at what’s so compelling about this combination, we focus on four main things.

First our global network and especially our ability to better feed our international network. The new American will offer 6700 daily flights to almost 340 destinations in 56 countries. We’ll have the best hubs in network and more people will be able to get more places more easily.

Second, we will operate from a strong financial foundation with the power of American’s restructuring, enhanced by more than $1 billion in annual net synergies through this combination. Also this amount will be coming from the revenue generated by our combined network and a more flexible fleet. That coupled with our competitive cost structure will drive sustainable profitability going forward.

Our strong financial foundation in turn leads to the third key point which is that we will be able to continue to make the investments and products and services that distinguish the top tier players in today’s very competitive global industry. The new American will have a modern, efficient fleet with all the comforts our customers expect. And not only that, we’ll have the right aircraft in the right market at the right time to give us the flexibility we need to match schedule to demand, a big factor in profitability.

And finally with new labor agreements, we’ll have an unprecedented level of clarity and certainty as we develop our labor integration plan. These four key elements together position the new American to lead globally in delivering the network products and customer service that our loyal customers deserve and expect.

As I mentioned at the outset it’s taken a tremendous amount of work in a relatively short span of time to reach this important day and the possibilities that it brings. American’s people and the US Airways people put our companies in a position to make this combination happen in the right way. And the AMR’s Board rigorous and extensive evaluation of alternatives concluded that with our own house in order, this merger is the best path forward to make the new American even stronger.

The merger is structured as an all stock transaction with AMR creditors and shareholders owning 72 percent of the combined company and US Airways shareholders owning 28 percent. I am especially pleased that in addition to this merger providing enhanced potential for full recovery for AMR creditors we were also able to obtain the support of a sizable portion of our unsecured creditors for a plan that provides a recovery of at least a 3-1/2 percent aggregate ownership stake in the new American for our shareholders today.

The combined company will be called AMR Corporation, operate under the American Airlines name, and have its headquarters in Dallas Fort Worth with a significant corporate and operational presence in Phoenix. When the deal closes I will become Chairman of the Board and Doug will be CEO. I’ve known Doug as a colleague and friend for more than 25 years and as many of you know, he is a first rate leader.

He started his career at American and he understands all that we have built here. And I’m pleased to partner up with Doug as we take the new American into the future. Before I turn it over to Doug in just a moment I would like to take this opportunity to give thanks to people of American for their enormous dedication and hard work in creating the foundation on which we are building today. And now I’ll turn it over to Doug. Doug?

Doug Parker, CEO, US Airways:

Thanks Tom. This is indeed a great day for our two airlines. We couldn’t be more excited. And I want to start by noting that we wouldn’t be here today if it wasn’t for Tom and his leadership and the team in American. Tom, Tom, it’s correct I did start at American long ago. I started actually sitting in a cubicle looking across to another cubicle that had Tom sitting in it. And it’s nice to be sitting her today looking at Tom not in a cubicle.

So, at any rate, and this really is just, it’s fantastic for all the reasons Tom stated. I’m going to walk you through the slides that were included as, that hopefully you have in front of you. If you don’t we’ll make it so you don’t have to have it in front of you. But if you do we’re now on slide number six, and which is labeled global network carrier. As most of you listening know I’ve been along proponent of industry consolidation.

I think this is the last major piece to fully rationalize the industry enabling airlines to be intensely competitive but also sustainably profitable and as you see on this chart, what happens is a, a very competitive set of three carriers between the new American being the largest, but very similarly sized United and Delta that results in a competitive global network carriers. On page seven, what you see is this the world-class global network that Tom referenced.

This airline combined is extremely complimentary first here on the global side you’ll see the new airline will fly to some 118 destinations with over 250 routes. The fantastic Latin American network at American complimented by US Airways Caribbean and Mexico destinations, the outstanding business network to Europe that American has complimented by US Airways network that actually almost doubles the number of destinations serving Europe.

I would also note as you look at this, there’s not one of those routes that overlaps with each other, of, of the nearly 200, the over 250 routes on, on that slide. We’re moving next to page eight, you see this highly complementary (desk) domestic network, the blue lines being US Airways, the red being American.

See the US Airways network with most of it’s intensity up and down the east coast, filling in an area where American wasn’t particularly strong, where American is extremely strong flying a lot of east to west over Chicago and Dallas and in and out of Miami and New York and L.A. which we complement well. Also worth noting as you look at this slide the, there’re only 12 routes that we share. So between the prior slide and this slide you have over 900 routes the two airlines serve, only 12 of them which are shared routes.

And you see most of those are hub-to-hub type flying which of course we share, so this is an extremely complementary merger putting together two networks that are highly complementary. On page nine you begin to see what this means in terms of the value of putting together these two networks and what it can mean in terms of cities served and for customers, the cities they can now serve.

There are 130 cities served by American but not by US Airways so once we merge these companies US Airways customers can now fly to 130 cities they couldn’t fly to before. Similarly there are 62 cities served by US Airways, not by American. So by the same token American passengers who couldn’t, who couldn’t get to those cities on American now will be able to get there on, will be able to get to those cities on American.

Page 10 talks about how important this is to one, Oneworld, Oneworld in particular that’s shown on the left is extremely strong alliance in terms of it’s ability to serve the largest worldwide premium destinations and on the right what you see is how with US Airways becoming part of American and therefore leaving, leaving Star how the balance of power shifts there.

This isn’t necessarily the best way to show the balance of power as the chart on the left shows Oneworld while smaller serves the most important markets. But now Oneworld will be similarly sized as SkyTeam and Star as well. So it makes Oneworld that much stronger.

On page 11 talking about the significant benefits for fliers, some of the product enhancements that Tom and his team have been working on and have been talked about, what this means is all these enhancements will, will be done but now on a larger airline as we take the US Airways system and move it up to American’s product enhancements.

On page 12, what I, what I found to be a phenomenal number anyway the combined network will have over 100 million frequent flier members the largest by far, 100 million of customer preferred frequent fliers in a loyalty program that clearly is a huge asset that we can use to our advantage and particularly we expect that number to grow as more and more people now can fly on the combined network. That’s what they’re doing in between the two of them.

Tom mentioned as is shown on page 13 the benefits of the, the fleet modernization work that American has done as well as a lot of the work that US Airways has done results in what will be one of the most modern efficient fleets in the industry. It’ll also be what is certain to be the largest fleet in the industry with, when you add the regional fleet over 1,500 aircraft. So that’s a huge benefit. On page 14 we’ll begin, we started to talk about what I personally am, as, as more happy about than anything, was what this means for the employees of both companies.

Tom, thanks the people of American and I want to thank the people of US Airways. They’ve, they’ve done phenomenal work getting us to this point and the reality is now with this merger we can build, we can do more for our employees than we could as standalone companies. Certainly that’s true for US Airways.

It allows us to finally get our employees into an airline with the breadth and the scale that they, that gives them better job security, allows us to broaden a path to higher compensation, we’re happy to have the support of so many of our employees and labor leaders. It’s a great day for all of them and for all us and we couldn’t be happier about it. Page 15 just gives you some quotes from labor leaders on both sides, expressing how happy they are about this transaction.

That’s something you don’t generally see on the date of announcement of our merger but we’re happy to have that support for today. Page 16 talks about the synergies we expect. This is, these are 2015 numbers but what you see are network synergies of around $900 million, some cost synergies of $550 million offset by a cost dis-synergy what with labor harmonization that is the, the increase in compensation that I talked about for employees is a, is a negative $400 million.

The result is over $1 billion in annual synergies. We expect those to be, the cost of obtaining those is a onetime cost of $1.2 billion that’ll be spread over three years. And we can talk more about all those numbers if you’d like as we get to questions. Page 17 shows that how those compare to other mergers that have been announced in the past. We believe those, these numbers to be achievable. They look conservative versus other airlines.

We hope that to be the case and that we can do even better than this and we’re highly confident that we can indeed achieve the billion dollars per year and we are that confidence is enhanced by looking at what other airlines have done. So, what is it, when can we get this done? Page 18 we start to talk about the roadmap to completion. The bottom line to this is we believe we have a target closing, an emergence in the third quarter of 2013, the long pole in the tenttent is antitrust approval.

We jointly filed for HSR, filed, did our HSR filing on January 31st. So that work has already begun. Based on what we’ve seen with other airlines, based on what we know about how complimentary these networks, we don’t expect any issues with regulatory authorities but they certainly need to do their work and we appreciate them and look forward to working with them. And that will take some time.

We expect that again will be completed in a, at a schedule that allow us to have this closed and merging and AMR merging from bankruptcy in the third quarter of 2013.

So then finally on page 19, just to summarize where Tom started this, this we think is one of the transactions that is great for everyone. It’s great for the shareholders of US Airways. It’s great for the creditors and now the equity as Tom noted of AMR which is phenomenonal. It’s great for the employees of both companies which couldn’t make us happier. It’s good for our customers because you now have a network to fly across that is stronger and more competitive with other global carriers. And it’s good for all communities we serve because the networks are so complimentary. We plan to continue service to all those communities and the people that live there will have more access to more cities over the combined networks.

So that concludes our comments. Tom, anything else?

Thomas Horton, CEO, American Airlines:

No, it just took you longer to say what I said.

Doug Parker, CEO, US Airways:

Well, we’ll open it for questions. Thank you. Operator?

Operator:

Thank you. At this time if you would like to ask a question, press star then the number one on your telephone keypad. In the interest of time, we do ask that you limit yourself to one initial and one follow up question.

Your first question comes from Mike Linenberg of Duetsche Bank.

Michael Linenberg, Analyst, Duetsche Bank:

Good morning and Congratulations.

Doug Parker, CEO, US Airways:

Mike, thank you.

Thomas Horton, CEO, American Airlines:

Hey Mike.

Michael Linenberg, Analyst, Duetsche Bank:

Hey. So two questions here, one is you know Tom you’ve done a great job working through the bankruptcy, the Chapter 11 process and it feels like you know you can, you can see the finish line. We’re still I guess a few months away since the deal, as you indicated, is not going to close until the third quarter, are there additional things that you jointly with US Airways can do that you know may result in I don’t know additional savings or upside or are we 99.9 percent there.

Thomas Horton, CEO, American Airlines:

Well, I think as you know Mike, and thanks for the comments. It’s been you know it’s been a pretty powerful restructuring and indeed our cost structure is competitive and our balance sheet is strong and the company is returning to strong profitability. So that’s good.

We will continue to see the benefits of the restructuring ramp up in 2013. You’ll see that in the first and second quarters in a very meaningful way.

Michael Linenberg, Analyst, Duetsche Bank:

Yes.

Thomas Horton, CEO, American Airlines:

And you know as we, as Doug and I kick off the transition planning here, obviously we’re going to look for any thing we can do to be creative in view of what the new company is going to be. Of course you know we work within the confines of the antitrust rules and you know we will continue to operate our companies as separate companies until closing, but you know we’ll be very thoughtful about things like facilities and supplier contracts and things that you know will have bearing on the combined company.

Michael Linenberg, Analyst, Duetsche Bank:

OK. Very good and then just my question, you mentioned about you know you’re obviously going to have to operate per the antitrust rules on one hand. On the other hand, my sense is that there are things that you can do as two separate companies, you can still probably sit down and talk about things maybe like you know maintenance plans and/or IT or maybe even begin to engage in code sharing. Is that something that you could start now or just because I know code sharing does involve a DOT process? It may be something that’s just better you know something that would be better to implement when you formally merge in the third quarter.

Thomas Horton, CEO, American Airlines:

Yes. I think as to code sharing that’s something you know that we’ll start at the time we you know close the deal. In the interim though you know we’ll put together transition teams on both companies with an integration leader and you know we’ll have leads in each of the functional areas. We’ll start thinking about and planning you know how we want the company to look and operate you know on day one.

So we’ll be doing a little that planning work and we’ll be looking to create efficiencies and better processes everywhere we can.

Michael Linenberg, Analyst, Duetsche Bank:

OK. Well very exciting. It’s great.

Thomas Horton, CEO, American Airlines:

Thank you Mike.

Doug Parker, CEO, US Airways:

Thanks Mike.

Operator:

Thank you. Your next question comes from Jamie Baker of JP Morgan.

Doug Parker, CEO, US Airways:

Hello Jamie.

Jamie Baker, Analyst, JP Morgan:

Hey. Good morning, gentlemen. How are you?

Thomas Horton, CEO, American Airlines:

Hey Jamie.

Jamie Baker, Analyst, JP Morgan:

You know its good that labor is on board and that you both have you know Saber backbones. I guess I’m a little surprised in the timing of realizing all of your synergies. I wonder, I’m not sure you’re going to answer, if you know if you’re just playing it safe given sort of the integration mayhem that occurred at UA-CL last year. Or are there other areas of the integration besides IT and labor where you think that yours may simply prove more complex.

Doug Parker, CEO, US Airways:

That’s not the case where there’s any others that we think is more complex than either has had to go through? So again we, we like to go set objectives and targets and do our best to exceed them. So we’re hopeful that is the case here but this is what we believe, do the work of both of our teams is certainly achievable. And we’re planning to get there.

Now there is nothing here Jamie that is different or going to be harder. Indeed with labor behind us I think most of this gets much easier. So we should be able to get, we should be able to get this done sooner rather than later versus some of our competitors. So anyway, I think that’s the answer.

I should also note it hasn’t been noted, Tom and I are sitting here in Dallas with a number of other people. There is another team on the line who is in New York which includes Verasb, Bella, and Doug from Tom’s team. And Scott Kirby and Derek from our team. So anyway, Scott or Verasb you want to chime on that?

Scott Kirby, President, US Airways:

I thank you guys. The fact that we have labor on board you know means we’ll have a 100,000 people working together on the integration and will make it go much smoother and we’ve learned a lot of lessons from the past as you know having gone through integrations on both sides that should make our integration process smoother than it’s been historically for each of us and some of our competitors.

Jamie Baker, Analyst, JP Morgan:

OK. That’s helpful.

Doug Parker, CEO, US Airways:

But they’re in New York by the way because there is an investor luncheon that’s happening later that some of you will probably be and it’s also going to be Webcasted.

Jamie Baker, Analyst, JP Morgan:

Right. And maybe this come up at the luncheon but since Scott has dialed in here, you know obviously this deal you know unlike you know prior deals that we’ve seen in the industry. This deal doesn’t appear to be done or getting done on the basis of capacity, rationalization, dehubbing and all of that. So yes, I fully expect that aggregate capacity is unchanged but there is still room presumably for some hub rebalancing. Not dehubbing but rebalancing. Would you be able to speak for example the relationship between JFK and Philadelphia? Just relative to ASM size today how that might look in 2015. How Phoenix sandwiched between LA and DFW how that may be rebalanced?

Thomas Horton, American Airlines CEO:

Well what, Jamie I’ll take a maybe a cut at that and let Doug and Scott chime in. You know obviously we’re, we’re not at a point where we can talk about network rationalization because you know we don’t yet have the approvals to do so. But our plan is to maintain all hubs currently served by both companies. And, but we’ll, you know we recognize that you know as market conditions change here, we’re going to need to be really smart and thoughtful about making network decisions that create the highest returns for our owners.

And so that’s what we’ll go do. That’ll be our guiding principal here and so you know there will be some changes but it’s going to be built on the notion that we’re going to retain and build our existing hubs.

Jamie Baker, Analyst, JP Morgan:

Excellent. Thanks a lot you guys. We’re very enthused about this. Take care.

Thomas Horton, American Airlines CEO:

Thanks Jamie.

Doug Parker, US Airways CEO:

Thanks Jamie. So are we.

Thomas Horton, American Airlines CEO:

That’s it see you guys. Operator?

Hunter Keay, Analyst, Wolfe Trahan:

Oh no.

Thomas Horton, American Airlines CEO:

You never want to hear oh no.

Who said oh no? Hunter Keay are you on?

Hunter Keay, Analyst, Wolfe Trahan:

Is this me? That was me said oh no.

Good I’m glad I didn’t’ say anything else I was on air. So that’s helpful. Wow ....

Thomas Horton, American Airlines CEO:

Jamie, you’re still on.

Hunter Keay, Analyst, Wolfe Trahan:

Wow, oh that was a close on. OK, hey this is Hunter. Can you guys hear me?

Doug Parker, US Airways CEO:

Oh, hi Hunter. OK, yes. Hey, Hunter.

Hunter Keay, Analyst, Wolfe Trahan:

All right, good stuff. You’re next question comes from Hunter Keay with Wolfe Trahan. Let’s talk about, let’s talk about the fleet a little bit, not just necessarily the order book with the existing fleet, is the Section 11-10 process actually over officially? Can it be you know restarted in terms of, of addressing the aircraft that you have obviously flying for you right now? Doug, are you able to provide any input in that process to as it pertains to the, you know still obviously falling under the bankruptcy umbrella?

And I guess the bigger question is, is it possible for you guys to take delivery of all the planes you have on order, still keep capacity growth under say 1-2 percent on a consolidated basis and generate positive free cash flow next year?

Doug Parker, US Airways CEO:

You asked a lot of questions there Hunter.

Hunter Keay, Analyst, Wolfe Trahan:

I know, (squeezing them in).

Doug Parker, US Airways CEO:

Well look, I can answer the last one. I’ll let Tom answer the Section 11-10 process which is the, the existing aircraft order between the two companies we like and can remain in place as is, deliveries as scheduled and still have the kind of growth rates that we think are the right growth rates for the combined carrier which are modest. And that happens because there’s, there’s so many, there’s so much replacement opportunities between the two air, between the two airlines.

Hunter Keay, Analyst, Wolfe Trahan:

Yes.

Thomas Horton, American Airlines CEO:

Yes, and I’ll take the other part of the question. You know the Section 11-10 process is complete. And of course we’ve affirmed the aircraft contracts but because we have you know we have a lot of new airplanes coming but we also have a lot of older airplanes come off of lease, we have tremendous flexibility in the new fleet, the combined fleet to dial up or down capacity.

So, I think it’s going to be, I think it’s going to provide for, for the right sort of flexibility to match, match supply and demand and create returns of our owners since that’s what this is all about.

Hunter Keay, Analyst, Wolfe Trahan:

OK, thanks a lot and follow-up question on the, on the reservation system cutover, curious how you guys plan on attacking this and what you learned potentially from the Delta-Northwest situation, the United-Continental situation, and are you guys going to be using any of this third, any of the same say third party vendors to help with that process? And could we get a timeline of what your expectations are too? And thanks for all the time.

Doug Parker, US Airways CEO:

Sure, thanks Hunter. A little early for all that again we’re just announcing the merger today. We have a lot of work to do on transition planning and then having done that not until we close do we actually start working on implementation of integration.

But what I, what I think, well know I can tell you is what we learned at the America West US Airways and while this could vary by system in general, what I, what I know we learned is that its, it’s much easier to take the larger airline systems and put those in place at the smaller airline than it is to try and do it the other way around. And we did some of that in the America

West US Airways.

So I think the ingoing premise would be that you’d see most of the American airline systems put in place at US Airways unless there’s a really compelling reason not to do that. Now there may be compelling reasons. And we may, we may find those as we go forward. But like I say, if you’re, if you’re trying to guess, I would guess that you’d see American airline systems put in place at, at US Airways.

And, but we’ve got a lot of work to do to see if there are compelling reasons. There may be on res I just don’t know yet.

Hunter Keay, Analyst, Wolfe Trahan:

OK, great thanks. I’ll mute my line.

Doug Parker, US Airways CEO:

Thanks. All right, thanks so much Hunter. We’re going to have to call on them because she’s gone.

Thomas Horton, American Airlines CEO:

Kevin Crissey.

Doug Parker, US Airways CEO:

Kevin, are you on?

Kevin Crissey, Analyst , UBS:

Yes, I am, thanks.

Doug Parker, US Airways CEO:

OK, thanks.

Kevin Crissey, Analyst , UBS:

So, could you, going back to the aircraft deliveries, I think the press release said 600. That was 600 over what timeframe?

Scott Kirby, President, US Airways:

Oh, it runs out really to balance this decade.

Kevin Crissey, Analyst, UBS:

I mean so if it’s, if it’s 10 years, I think Tom like years ago and I think it was in discussions of the MD80 replacements and stuff back in the day it was, you thought that you could handle about three airplanes a month or something like 36 airplanes a year I thought was what you thought you could comfortably handle. So, now we’re talking about 60 airplanes a year if I just divide it by 10 at the same time that the two companies are merging. Why is, why is this OK?

Thomas Horton, American Airlines CEO:

Well I hope it’s OK because that’s what we’re doing.

Kevin Crissey, Analyst, UBS:

Well, me too.

Thomas Horton, American Airlines CEO:

No, we’re taking about five a month this year and we’ll do the same approximately next year. And it’s really a you know a very dramatic transformation of our fleet which is going to reduce ]our you know, reduce our fuel cost or maintenance cost and create a much, much improved product for our customers. So we’re excited about it. We took about 30 airplanes last year so it’s, it, the transformation of the American fleet is happening very, very quickly. In fact we now have more 737 800s than MD80s. And our customers are, are taking notice.

So yes, we can, we can handle it Kevin. And you know we’re in the midst of it right now. We’re introducing the 777 300ER into our fleet. In fact I’m here at the VFW Admirals Club looking out at it right now. It’s a beautiful new airplane and that’s going to be really the flagship of our fleet. But we’ve got the plans in place to accommodate the, the new airplanes this year.

Kevin Crissey, Analyst , UBS:

OK, thanks and I think one of the other just one other separate question, is there any plan that’s part of the synergies given the bankruptcy and stuff? I know there was some division as to whether it was possible but is there any credit card combined deal as part of the, the net synergies?

Thomas Horton, American Airlines CEO:

Well that’s something we’re going to have to evaluate. That’s one of the, the big, the big decisions to work through going forward.

Kevin Crissey, Analyst, UBS:

OK, thanks and all useable.

Doug Parker, CEO, US Airways:

Thank you, Kevin.

Doug Parker, CEO, US Airways:

John?

Hunter Keay, Analyst, Wolfe Trahan:

OK, great thanks. I’ll mute my line.

Doug Parker, US Airways CEO:

Thanks. All right, thanks so much Hunter. We’re going to have to call on them because she’s gone.

Thomas Horton, American Airlines CEO:

Kevin Crissey.

Doug Parker, US Airways CEO:

Kevin, are you on?

Kevin Crissey, Analyst , UBS:

Yes, I am, thanks.

Doug Parker, US Airways CEO:

OK, thanks.

Kevin Crissey, Analyst, UBS:

So, could you, going back to the aircraft deliveries, I think the press release said 600. That was 600 over what timeframe?

Scott Kirby, President, US Airways:

Oh, it runs out really to balance (in the next space).

Kevin Crissey, Analyst, UBS:

I mean so if it’s, if it’s 10 years, I think Tom like years ago and I think it was in discussions of the MD80 replacements and stuff back in the day it was, you thought that you could handle about three airplanes a month or something like 36 airplanes a year I thought was what you thought you could comfortably handle. So, now we’re talking about 60 airplanes a year if I just divide it by 10 at the same time that the two companies are merging. Why is, why is this OK?

Thomas Horton, American Airlines CEO:

Well I hope it’s OK because that’s what we’re doing.

Kevin Crissey, Analyst, UBS:

Well, me too.

Thomas Horton, American Airlines CEO:

No, we’re taking about five a month this year and we’ll do the same approximately next year.

And it’s really a you know a very dramatic transformation of our fleet, which is going to reduce our, you know, reduce our fuel cost our maintenance cost and create a much, much improved product for our customers. So we’re excited about it. We took about 30 airplanes last year so it’s, it, the transformation of the American fleet is happening very, very quickly. In fact we now have more 737 800s than MD80s. And our customers are, are taking note.

So yea, we can, we can handle it, Kevin. And you know we’re in the midst of it right now. We’re introducing the 777 300 into our fleet. In fact I’m here at the DFW Admirals Club looking out at it right now. It’s a beautiful new airplane and that’s going to be really the flagship of our fleet. But we’ve got the plans in place to accommodate the, the new airplanes this year.

Kevin Crissey, Analyst , UBS:

OK, thanks and I think one of the other just one other separate question, is there any plan as part of the synergies given the bankruptcy and stuff? I know there was some division as to whether it was possible but is there any credit card combined deal as part of the, the net synergies?

Thomas Horton, American Airlines CEO:

Well that’s something we’re going to have to evaluate. That’s one of the, the big, the big decisions to work through going forward.

Kevin Crissey, Analyst, UBS:

OK, thanks and I’ll mute as well.

Doug Parker, CEO, US Airways:

Thank you, Kevin.

Doug Parker, CEO, US Airways:

John?

John Strong, Analyst, Forecast International:

Hey, hey guys. Thanks for taking my question here. Just two, could you elaborate on some of the I guess big buckets that are driving the revenue synergies and cost synergies, if there is anything that sort of has outside contribution and to clarify the last question from Kevin, just to be clear, there is no credit card agreement in that revenue synergy number. I just want to clarify that as well.

Thomas Horton, CEO, American Airlines:

That is correct. Scott, tell me if I’m wrong.

Scott Kirby, President, US Airways:

Yes. There are no synergies assumed in the revenue numbers from the credit card deal. Obviously that’s something that we’ll go work on and see if there is additional opportunities going forward.

Thomas Horton, CEO, American Airlines:

Right. While you’re talking why don’t you answer the rest of John’s question?

Scott Kirby, President, US Airways:

Sure. The revenue synergies broadly are kind of from three big categories. One is about network connectivity. You put two networks together and you can just connect more customers on flight between Charlotte and Chicago. We can now connect customers on both ends. Second is fleet optimization. This was I think the largest revenue synergy with Delta Northwest as an example but it’s putting the right size airplane on the right route. And as you put two big route networks together you have opportunity to move airplanes around and put large airplanes on high load factor out and vise versa. That’s another several hundred million dollar synergy.

Then finally it is winning back and winning corporate share. Delta and United with global comprehensive network have been able to win share from both American and US Airways on a stand-alone basis simple because the networks are more comprehensive in being able to win back our fair share is the third large bucket of revenue synergy. And that adds up in total to the $900 million you’ve seen in the press release.

John Strong, Analyst, Forecast International:

Great. Thanks. That’s very helpful. And I know guys all of you have analyzed a ranged of different consolidations scenarios across the industry over the years and I know it’s a learning process as you sort of get your hands dirty. But I couldn’t help but notice that chart where you had revenue, sorry, synergies as a percent of revenue and you’re sort of low versus some of the other deals. Structurally is there anything about New American I guess their network, assets that couldn’t one day generate synergies sort of over $1 billion as you get your hands dirty and fine new opportunities.

Thomas Horton, CEO, American Airlines:

Well you know we will of course look to exceed our estimates of synergies and we’ll work very hard on that but you know unlike, unlike cost synergies, which are very straight forward, revenue synergies are as you know more sensitive to assumptions. And the revenue environment is pretty dynamic. So we’ve worked real hard to make sure our assumptions are reasonable and not too optimistic. We’ve seen some other deals where projections were maybe a little high and folks struggled to hit the target. So we’re confident that we will achieve these targets.

John Strong, Analyst, Forecast International:

Great. Thanks a lot.

Doug Parker, CEO, US Airways:

Thank you. Alright. Glenn Engel, are you on?

Glenn Engel, Analyst, Bank of America:

Yes, I am. Thanks.

Doug Parker, CEO, US Airways:

I’m expanding my duties of operating this call.

Glenn Engel, Analyst, Bank of America:

I guess a follow up to that one you and Tom sort of touched on it. If you looked at the, the other mergers that we’ve seen, although they announced big synergies they’re really not evident in the numbers. I can’t say the margins of United, Delta or Southwest has done any better than the industry in the years following the merger. So why will your merger creat added value when we really haven’t seen it in any of these previous mergers?

Doug Parker, CEO, US Airways:

Let me try and Tom may follow on if he wants, but look, that’s easy to say of course you can say if they’re relative margins haven’t improved as much versus the industry as what they had said in the synergies. Well what you don’t know is what would have happened if they had not done it.

And the reality is there are some competitive responses that happen to each of us. So and my own view is again I don’t know each of these and their analysis but certainly I know from ours that American/ US Airways what we know is had we not done it the combined earnings of those companies would have been lower by the $680 million of synergies that we said we were going to have if not more.

So you can’t just look at the margins of everyone else who is going through other things themselves. For example, you know bankruptcy filings and other consolidation and say well you didn’t improve enough versus the industry so therefore you couldn’t have gotten it. What you don’t know is what would have happened had you not done it.

And having said all that, in this case, clearly there could be responses but there is not going to be any response of another merger of a large scale and I don’t think you’re going to see a response of someone of a large airline filing bankruptcy. So I don’t think you’re going to see the kind of things that have resulted in what you are describing, which is the synergies do take hold but you don’t actually see in terms of relative margin improvement because others go do things as well.

Because I don’t know what others do at this point. This is, you know, as has been noted, we’re, it’s hard to imagine another large merger beyond this one amongst U.S. carriers.

Thomas Horton, CEO, American Airlines:

But I think it’s fair to say Glenn, you know it’s all in the execution and we’ve got to get this right for our customers. If we don’t do that, then you know the revenue synergies don’t exist. And you know, Doug and I are going to be very focused on making sure we put together a team here is that is the best of the best and goes out and executes this thing in an extraordinarily strong fashion.

Glenn Engel, Analyst, Bank of America:

And as a follow up, could you go through the major technology platforms and where you’re different and where you’re similar.

Doug Parker, CEO, US Airways:

We don’t have that in front of us Glenn.

Glenn Engel, Analyst, Bank of America:

Thanks a lot.

Doug Parker, CEO, US Airways:

Thanks.

Operator:

Your next question comes from Dan McKenzie of Buckingham Research Group.

Dan McKenzie, Analyst, Buckingham Research Group:

Oh yes, hey, Good morning, guys. Thanks for the time here.

Thomas Horton, CEO, American Airlines:

Hi, Dan.

Dan McKenzie, Analyst, Buckingham Research Group:

A Valentine’s Day announcement here. Nice to see a merger of love. Are the, a couple of questions here. one is just sort of housekeeping is are the mergers’ synergies net of the anticipated carve outs or are you anticipating those are still dominions like you know not really a factor and then how do the synergies phase in by year. Is it, you know it appears that there could be a net dyssynergy in year one or does the ability to implement connectivity really offset that?

Thomas Horton, CEO, American Airlines:

Hey, Dan, I’ll start and Doug can chime in but we don’t anticipate any carve outs. You know this is a merger that is very complimentary and in fact of the 900 or so routes that we serve together, only 12 of them are direct overlaps as Doug mentioned. So we think this will, this should clear regulatory approval without any carve outs.

Doug Parker, CEO, US Airways:

Yes. Absolutely and as to timing of synergies in transition costs, Dan, what we have said is we expect the merger to be accretive in 2014. So those transition costs spread out over a three-year period. They’re certainly front end loaded but they’re not large enough in the first year to offset the synergy value that’s created in the first year.

Dan McKenzie, Analyst, Buckingham Research Group:

Very good. Thank you. And then you know given what we’ve seen from other M&A you know investors are sensitive to execution and integration risks and you know, you both have done airline M&A. And I wonder if you could just you know comment you know about what you learned or about you know what the, you know biggest things to keep your eye on, you know just based on your experience to you know essentially to, to mitigate that risk?

Doug Parker, CEO, US Airways:

Yes, investors should be sensitive to that. Again in our case two things, one making sure the management teams are fully integrated, excited, and ready to go at the time you announce the merger. We will, Tom and I will work together and endeavor to do that. The great news is we both have extremely good teams. So this is not going to be a problem of, of finding the right people. It’s going to be a high class problem making sure that you end up with the right mix of a couple of great teams.

So, we will do that. I’m highly confident we can accomplish that and looking forward to making sure that happens and having a team of employees that can go execute and then the second one, again I was harkened back to what I said before. The learning experience we had that we will certainly bring to this, is it is you know airlines talk a lot about when these mergers about the systems, and indeed it is about systems. But really, what really is, the real issue is the processes that those systems drive is where you can get yourselves caught.

I mean I know it, at America it was US Airways, our reservations system integration was not an issue at all. The system worked perfectly well. The problem is the reservation system drives all sorts of processes throughout the, throughout an airline. And it was harder for the large airline to learn all those new processes and caused us some issues that we probably wouldn’t have had, had we gone the other way or certainly wouldn’t have had on the same scales.

So I think you know I, stealing from a competitor I know from talking to people at Delta, they called it adopt and go. I think that’s a good philosophy to have. It doesn’t mean you do it in every case. But go adopt the larger carriers systems and processes and try to put it on the smaller carrier is easier than trying to go the other way around. And that’s certainly something we learned though our experience.

Thomas Horton, CEO, American Airlines:

And I would just add a couple of thoughts to that. I think you know first and foremost it’s about running a good operation, running a good airline which goes to the systems and all the things Doug talked about. But you know at American we, we focus very much on our highest value customers, you know global travelers that provide a disproportionate share of our revenue. And, and our strategy over the past couple of years has been all about building a great experience for those customers.

Doug and I have talked a lot about that and so you know our mission going forward is going to make sure that we are pushing forward with all those things and insuring that we, we only make it better for our best customers.

Dan McKenzie, Analyst, Buckingham Research Group:

Thanks much. Appreciate that.

Doug Parker, CEO, US Airways:

Thanks, Dan.

Operator:

Thank you. Your next question comes from Helane Becker of Dahlman Rose & Company.

Helane Becker, Analyst, Dahlman Rose & Co.:

Thank you very much operator. Hi guys.

Thomas Horton, CEO, American Airlines:

Hello Helane.

Helane Becker, Analyst, Dahlman Rose & Co.:

Thank you for taking the, the question. So my one question, my first question is, I know you need EU approval for this. And earlier in the week the EU rejected the Ryan Air takeover of Air Lingus even after they actually had agreements in place to divest things. And I’m just kind of wondering, you’re a bigger merger, it shouldn’t affect you. You should have no problem getting their approval. But are you concerned at all about it?

Thomas Horton, CEO, American Airlines:

Helane, it’s Tom. We’re, we’re not concerned about that and in fact if you look at our, you know our transatlantic business there is really no overlap. So I think, I think this deal should be readily cleared by the EU. Doug, anything to add?

Doug Parker, CEO, US Airways:

Absolutely.

Helane Becker, Analyst, Dahlman Rose & Co.:

OK, and then my follow up question is, Doug, I know that your flight attendants are voting on their contract with the vote due to be counted I think February 28. Are you, you know do you have any comments with respect to that, you know vote and then the second, I notice the flight attendants are quoted as saying they agree you know with the merger. I notice that your IAM union said they were not going to be in favor of the merger. So I was just kind of wondering what you thought about that.

Doug Parker, CEO, US Airways:

Yes, I, well, I wouldn’t characterize it that way exactly.

Helane Becker, Analyst, Dahlman Rose & Co.:

OK.

Doug Parker, CEO, US Airways:

What our advice is, both of these are related to standalone agreement. Our flight attendants are voting on a standalone agreement that is currently in ramification and I, I don’t know much more than that. Our, our union leaders are out working to get it ratified and I’m hopeful this time it will get ratified. And the RIN contracts are still in negotiations and I, I believe you know what you saw from our, our RIN was a statement that said we’d like to see you guys get our contract done before you go to work on this merger.

So we’d like to see that too. We’ll see if we can get that done but there’s, the, the very nice thing about this merger for the US Airways employees is it allows us to do, to pay our employees better than we can as a standalone company. We, we, they all know this. We spent several years talking about it and if, if this merger weren’t to happen we would’ve spent several more years talking about it and educating our team on the fact that we just you know the route network we had we didn’t generate the same revenues.

We couldn’t have the same cost structure. And that’s the case for any standalone contracts we signed before we get this merger done. But once we get, once we get this merger done which I expect we will now, that they’ll, all of our employees will be better off.

Helane Becker, Analyst, Dahlman Rose & Co:

OK, great. Thank you very much and congratulations.

Thomas Horton, CEO, American Airlines:

Thanks Helane.

Doug Parker, CEO, US Airways:

Thank you.

Scott Kirby, President, US Airways:

Thank you.

Operator:

Thank you. Your next question comes from Jeff Kauffman of Sterne Agee.

Jeff Kauffman, Analyst, Sterne Agee:

Hey guys, congratulations.

Doug Parker, CEO, US Airways:

Thanks Jeff.

Thomas Horton, CEO, American Airlines:

Thank you.

Jeff Kauffman, Analyst, Sterne Agee:

Thank you. Just a quick question that you kind of addressed earlier, but how are the strategic priorities in the consolidated company any different from the strategic priorities the individual companies? You talked about some of the benefits of, of the new routes in Europe, but when we look domestically you’re going to have 500 plus regional aircraft. You’re going to have five hubs on the East Coast of the U.S. internationally.

Kind of how does the combined entity look at the world differently than the individual companies before?

Thomas Horton, CEO, American Airlines:

Well I’ll start and I’ll let Doug chime in. I think it’s, it’s about capitalizing on our new position as the leading world-class global airline. And with our stronger more powerful network I think that’ll allow us to leverage that and, and win more business. And that’s what the revenue synergies are reflecting.

Jeff Kauffman, Analyst, Sterne Agee:

Yes, all right, well listen, thank you very much and congratulations to both.

Doug Parker, CEO, US Airways:

Thanks Jeff.

Thomas Horton, CEO, American Airlines:

Thank you Jeff.

Operator:

And once again if you would like to ask a question, press star then the number one on your telephone keypad. At this time media are invited to ask questions as well.

Your next question comes from Kevin Starke of CRT Capital.

Kevin Starke, Analyst, CRT Capital:

(Thanks), congratulations. The press release you put out this morning isn’t clear on what the recovery would be to single dip creditors while it is clear that double dip creditors are going to get post-petition interest. I wondered if you could comment on that and discuss whether there’s any relationship between the ultimate recovery to single dip creditors and, and the equity and what is exactly this mechanism by which the equity could receive more than 3-1/2 percent of the, of the company? Thanks.

Thomas Horton, CEO, American Airlines:

Yes, Kevin, as you can imagine, this is you know pretty complicated stuff so I’ll try to keep, I’ll try to keep it fairly high level as appropriate to the call. You know we’ve been very focus on building value with the company and you know there was talk of merger earlier in the year and we felt it was best for us to get our restructuring done and then pursue the discussions from a position of greater strength, which is what we did.

And in fact the deal was struck with the American owners owning 72 percent of the combined company. So we have also struck a deal with a group of the creditors to create a plan support agreement that would sort of provided the mechanism for how that 72 percent would be allocated among the stakeholders of AMR.

And I think what’s interesting about this is that you know the unsecured creditors are you know this very much enhances their ability to be fully satisfied you know par plus accrued and as part of this deal with this group we agreed that 3-1/2 percent of the equity of the combined company would be allocated to AMR existing shareholders.

So having the unsecured creditors fully satisfied and having the equity created for the existing equity holders is as you know really quite extraordinary. And the way the deal is structured is that and it’s fairly complicated but the punch line is that once the unsecured creditors are fully satisfied par plus accrued any incremental value that gets created over a certain period goes to the equity holders over and above that 3-1/2 percent I talked about a minute ago.

So it’s really quite an interesting construct and I think has the potential to be quite a good deal for of course our creditors but also our existing shareholders, which is very unusual.

Kevin Starke, Analyst, CRT Capital:

Does your, does the bondholder group own some of the single dip …

Doug Parker, CEO, US Airways:

They do.

Kevin Starke, Analyst, CRT Capital:

OK, thank you.

Doug Parker, CEO, US Airways:

Thank you.

Operator:

Your next question comes from John Godyn of Morgan Stanley.

John Godyn, Analyst, Morgan Stanley:

Hey, hey guys. I just had a follow up. Scott you mentioned one of the buckets of revenue synergies with this winning back corporate share. So you know if I think about that it sounds like the net synergy to the industry that’s accruing as a result of this deal is actually less than whatever synergies US Airways and American specifically are able to achieve. Or are there offsetting incremental synergies for the industry that might not be included in that simple math I just suggested.

Scott Kirby, President, US Airways:

Our own synergies are just about what’s going to happen for American Airlines you know not about what’s going to happen for our competitors and at least some of us, not all of us, but some of the synergies are increasing our share by having a global comprehensive network that can out compete and win against United, Delta, Southwest and everyone else that we compete with.

John Godyn, Analyst, Morgan Stanley:

Got it but I guess that’s a fixed pie or do you expect that pie to go up. I mean you’re taking that share out of effectively United and Delta’s synergies today.

Scott Kirby, President, US Airways:

Yes. Well we’re not commenting on what the size of the pie you as analysts do a lot better job of forecasting what GDP growth, how big the pie will be. But our, those synergy numbers do include some redistribution of the pie to American Airlines.

Ross M. Darrow, American Airlines:

John, this is Ross. The only other I would add is when you think about this you should think about it on a more global basis in between the alliances including Oneworld. So there is a lot of opportunity as Oneworld gets bigger and stronger with this acquisition. There is a lot of opportunity for shifting share from the other alliances and high value customers internationally to our joint businesses.

John Godyn, Analyst, Morgan Stanley:

OK, that’s, that’s very helpful, those, that might be an offsetting positive. Thanks.

Operator:

Thank you. Your next question comes from Aaron Karp of Air Transport World.

Thomas Horton, CEO, American Airlines:

Hello, Aaron.

Aaron Karp, Editor, Air Transport World:

Yes. Hello. Could you go into how long the discussions have been ongoing in terms of, you said Mr. Horton you wanted to get American bankruptcy in place. The reorganization in place first. How long has the actual merger discussions been ongoing. And how difficult was it to move away from the original plan of emerging as an independent entity?

Thomas Horton, CEO, American Airlines:

Well, I can tell you that and Doug knows this as well having spent time at American, American has been looking at US Air for about 20 years now. So it goes back quite a long way but you know Doug and I had a conversation you know back in the summer of ’11 but as it became increasingly clear that American was going to need to go pursue a restructuring and get it’s own house in order you know we set that to the side.

And, but it was clear that you know US Airways had a strong view about this. And we also believed there was value in a merger but we felt very strongly that it was important that we get our own house in order and get our costs competitive and our balance sheet sorted out. And once we got to that point which we did you know later in the year, we really ramped up our dialogue with US Airways. And indeed we signed a nondisclosure agreement with them back in the middle of the year.

So our teams have been working together diligently to evaluate the benefits of the merger and we’ve also been working hard to create the right labor contracts and labor construct to facilitate the merger. And once we got all that squared away, it become clear this was really the right deal and the right time and in fact American could you know could do it on terms that were sensible because of the, because of having gotten our restructuring out of the way.

Aaron Karp, Editor, Air Transport World:

And Mr. Parker, what did you learn from the sale that jumped to merger Delta a few years ago that applied to this one and made the outcome different?

Doug Parker, CEO, US Airways:

Well first off I just, you know that first we think was extremely helpful in getting us here today, not just because we learned from it but also it was, I think it was key in starting a series of consolidations in the industry, you know, I frankly not sure Delta and Northwest would have gotten done if we hadn’t done what we did in terms of Delta.

So I don’t view that as failure. I think we did what we were suppose to do and the result we’re really happy with, which is consolidation in the industry started and that led us to follow on consolidation that’s gotten us here today. Now as it related to American, if anything you know what we learned in that process was it was important to make sure, it, our view wasn’t in the Delta transaction much like this transaction. There is so much value created by the merger and bankruptcy is suppose to be about value creation for creditors so we knew if we could just, our view was we create enough value for the creditors that that would win the day.

In Delta that wasn’t the case. We got in I think too late and we also didn’t have the support of the employees so in this case we had both those things and that helped persuade Tom and his team. This made a lot of sense because there was, we didn’t have those issues to overcome.

Aaron Karp, Editor, Air Transport World:

Thank you.

Doug Parker, CEO, US Airways:

Thank you.

Operator:

Your final question will come from Christine Grimaldi from Aviation Week.

Christine Grimaldi, Senor Editor, Aviation Week:

Hi, how are you all doing today?

Doug Parker, CEO, US Airways:

Hi, Christine.

Thomas Horton, CEO, American Airlines:

We are great.

Christine Grimaldi, Senor Editor, Aviation Week:

Thanks for taking my call. I just wanted to ask kind of a two-parter. How long do you think the actual or how long do you expect the actual integration to take? And also when do you expect to get a single operating certificate for your transport?

Doug Parker, CEO, US Airways:

Well the single operations certificate actually, Scott tell me if I’ve got this wrong, but I believe in the last couple of , has gotten done within a 18 month period which is, so I would expect we should be able to do it certainly within that timeframe.

And that is, that is pretty much the longer pull, the longest pull in the term in terms of operational integration so I think it’s the same answer to your first question. We would hope within 18 months after closing the merger we’d have full integration by having one certificate and certainly looking to consumers like one airline actually well before that because operational integration is not, is kind of behind the scenes. One certificate issue makes it a little harder to run your airline but the consumer, the customer doesn’t see it by then so.

What the customer sees would be hopefully sooner than that. The last piece of that is always the (RIZ) migration which I don’t know exactly what the time frame is but something that should be shorter than 18 months.

Christine Grimaldi, Senor Editor, Aviation Week:

All right. Thank you very much.

Doug Parker, CEO, US Airways:

Thank you.

Operator:

I would now like to turn the call over to Doug Parker for any closing remarks.

Doug Parker, CEO, US Airways:

That was me. And again, look I’ll, I’ll close again by saying thanks to all of you being here. This is exciting news to all of us. It’s just the beginning obviously we’ve got a lot of work ahead of us and we’re really excited about the prospects. This is, we’re going to go build an airline that is great for everyone involved for our employees, for our customers, and for our investors and we couldn’t be happier about it. Tom?

Thomas Horton, CEO, American Airlines:

Couldn’t agree more. Thanks Doug, well said.

Doug Parker, CEO, US Airways:

Thank you all for your time. We’ll be in touch.

Thomas Horton, CEO, American Airlines:

Thanks.

Operator:

Ladies and gentlemen, that concludes our American Airlines and US Airways merger conference call. Thank you very much for your participation. You may now disconnect.

END